Date: June 6, 2007
To: Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Via EDGAR
Re: Comment letter
Dear Mr. Newberry
We include our December 31, 2006 impairment analysis on the attached per our conversation on Monday June 4, 2007. Thank you for time discussing our reply. We acknowledge the following matters and responsibilities:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert the staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.
We would appreciate a reply by the Commission at your earliest convenience. Should you have any questions please advise myself or Bill Brand.
Sincerely,
/s/ Bill I. Pennington
Bill I. Pennington
Chief Financial Officer
Teton Energy Corporation • 410 17th Street Suite 1850 • Denver, CO 80202 • Tel: 303-565-4600

Teton Energy Corporation
Reply to SEC Comment Letter dated May 10, 2007
9. Comment
Your 2006 Standard Measure of Oil and Gas (SMOG), as disclosed on page F-26, is significantly lower than the net book value of your proven oil and gas properties, as disclosed on page F-2. Explain the reasons for the difference between SMOG and capitalized costs and provide us with your 2006 impairment analysis under SFAS 144. We may have further comments.
9. Reply-May 18, 2007
We conducted an impairment review as per SFAS 144 that included comparing undiscounted cash flows to our carrying value for proved properties (as we are a Successful Efforts Methods Company). We conducted this at natural gas market prices and historical 2006 actual natural gas selling prices as well as the SEC price used for the SMOG disclosure (end of year spot price). In all cases the undiscounted cash flows exceeded the carrying value of our proved properties. Accordingly, we did not have an impairment of the carrying value of our proved property at December 31, 2006. We believe our assessment is consistent with our accounting policy regarding the Impairment of Long-Lived Assets.
9. Reply-supplemental, June 6, 2007
We performed our impairment analysis of proved properties using both a comparable sales value approach and an undiscounted cash flow analysis approach. As of December 31, 2006, TEC’s proved properties are exclusive to the Piceance Basin properties (natural gas).
TEC’s Piceance Basin proved property carrying value as of December 31, 2006 is $12.3 million, and net of accumulated DD&A the net carrying value is $10.5 million.
Comparable Sales Values
Based on Berry Petroleum Corporation’s (“BRY” or “Berry”) February 28, 2006 purchase of their 3,157 Piceance Basin net acres (partially developed, 50% working interest, in the same acreage that TEC has a 25% working interest) for $159 million, or $50,348 per net acre, TEC’s 1,579 net acres estimated fair market value, based on the Berry purchase, would be $79.5 million. In July 2006, Marathon Oil Corporation (“MRO”) purchased 8,700 undeveloped net acres adjacent to the TEC/Berry acreage for $354 million or $40,690 per net acre. We believe that the Berry purchase of $159 million, or $50,348 per net acre, is a better comparison as the Berry purchase included wells and infrastructure. The Marathon purchase was only for undeveloped acreage.
Undiscounted Cash Flow Analysis
Netherland Sewell & Associates (independent reserve engineers) prepared three reserve report cases using different natural gas prices. The estimated undiscounted after tax net cash flows for the three reserve cases are as follows:

1) SEC year end pricing	$15.7 million
2) 2006 TEC actual realized price	$99.2 million
3) $6.00 constant price	$144.7 million
The $6.00 constant pricing case was selected since it best represented an average price based on the future gas prices to be realized over the life of the project. The SEC price is based on year end pricing and is not necessarily indicative of future gas prices. The actual average 2006 case was prepared as an

Teton Energy Corporation
Reply to SEC Comment Letter dated May 10, 2007
additional reference point. Based on this analysis, TEC believes that the estimated undiscounted cash flow case that best represents the fair value over the economic life of our Piceance Basin proved properties is approximately $145 million.
Based on the above analysis, we conclude that the estimated fair value of our Piceance Basin proved properties is between $80 million (comparable sales value) and $145 million (undiscounted cash flow analysis), and as such we believe there is no impairment to our proved oil and gas properties for the year ended December 31, 2006.

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